Exhibit 99.1
Riskified Reports Strong 20% Year-over-Year Growth, Fueled by Key New Merchant Wins and Ongoing Momentum in Tickets and Travel
Further Raises Guidance and Financial Outlook for FY 2022
NEW YORK, November 9, 2022 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a risk management platform enabling frictionless eCommerce, today announced financial results for the three and nine months ended September 30, 2022. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“Building off of momentum from a strong first half of the year, we saw an acceleration in our top line growth to achieve a very strong third quarter. Our year-over-year growth more than doubled our second quarter 2022 year-over-year growth and our tickets and travel vertical remained an active and growing part of the business,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.

“As we head towards the end of the year, I am excited by our enhanced Go-to-Market positioning and the increased traction we are seeing with new and existing merchants. We recently went live with our largest new merchant of the year, and are building a solid pipeline of new merchants and future upsell opportunities within our existing merchant base.”
Q3 2022 Business Highlights

•Further Strengthened Leadership Position in Tickets & Travel Vertical: Riskified recently onboarded one of the world's largest secondary ticket marketplaces for live sports, concerts, theater, and events. We are reviewing nearly all of this merchant's eCommerce volume, which we believe further strengthens our positioning as a leader in the tickets and travel vertical.

•Execution of Upsell Strategy Results in Strong Quarter of Activity: During the third quarter of 2022, Riskified achieved strong year-over-year growth in upsell activity. We saw robust activity across varying merchant sizes, with particular momentum from our merchants with more than $3 billion in online sales volumes per year. Our upsell activity was distributed across merchants in our more mature cohorts as well as newer logos. This positive momentum, with the addition of new logos, more than offset declines in the organic growth of some of our existing merchants, which we primarily attribute to the tougher macro-economic environment.

•Meaningful Margin and Free Cash Flow Improvements Accelerate Path to Profitability: We saw a 33% year-over-year and sequential improvement in our Adjusted EBITDA during the third quarter. This led to a meaningful decline of our free cash outflows during the quarter as we continue to build towards sustainable profitability.

•Further Increases to 2022 Revenue and Adjusted EBITDA Guidance: We are increasing our full year revenue outlook as a result of our record first nine month performance. In addition, through a further reduction in our budgeted expense base, we are improving our Adjusted EBITDA outlook for the full year of 2022 by approximately 18% from our previous upward guidance revision in August of 2022.

•Hosted Riskified’s Annual Merchant Summit: Attended by over 100 merchant contacts and prospects across all major verticals, this multiday event focused on new business pipeline generation, information sharing with industry experts and potential partnership opportunities.

Q3 2022 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three and nine months ended September 30, 2022 and 2021, in thousands except where indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(audited)
Gross merchandise volume ("GMV") in millions(1)	$25,314	$20,948	$73,391	$61,329
Increase in GMV year over year	21%		20%
Revenue	$63,172	$52,533	$181,949	$159,308
Increase in revenues year over year	20%		14%

Gross profit	$32,679	$24,283	$93,653	$86,213
Gross profit margin	52%	46%	51%	54%

Operating profit (loss)	$(25,992)	$(27,590)	$(91,605)	$(32,589)
Net profit (loss)	$(25,869)	$(91,687)	$(92,161)	$(155,828)

Adjusted EBITDA(1)	$(9,182)	$(13,759)	$(36,254)	$(12,500)
“Through focused expense discipline, we further flattened our expense base in the third quarter, achieving our strongest quarterly Adjusted EBITDA result of the year. Our long-term growth trajectory remains intact, and we believe that our efforts to optimize our cost structure should continue to have a meaningful impact on our bottom line,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
“Looking ahead to the fourth quarter, we expect our broad-based and diversified business to continue driving strong revenue generation. Combined with our thoughtful efforts to manage our operating expenses, we expect to continue on our accelerated path to profitability.”
Financial Outlook

Our record first nine month performance and an expected solid fourth quarter of new revenue gives us confidence to raise the full-year revenue outlook. As such, we are increasing our revenue guidance for the year ending December 31, 2022 as follows:

•Revenue between $257 million and $261 million, up from between $255 million and $258 million

In addition, during the prior quarter we initiated a plan to efficiently and thoughtfully reduce and optimize our operating expenses. We continued to successfully execute on this plan, and were successful in further reducing our expense base in the third quarter of 2022. We are diligently managing our expenses, while maintaining our long-term growth outlook. As a result, we are raising our Adjusted EBITDA guidance for the year ending December 31, 2022 as follows:

•Adjusted EBITDA(2) between negative $47 million and negative $44 million, an improvement from between negative $57 million and negative $54 million

This revision represents an improvement of approximately 18% from our August guidance. Overall, we have improved our Adjusted EBITDA guidance by 33% from our initial guidance range provided in February 2022.

(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP metric. See “Key Performance Indicators and Non-GAAP Metrics” for additional information regarding this non-GAAP metric and “Reconciliation of Non-GAAP to GAAP Metrics” for a reconciliation of this non-GAAP metric to the most directly comparable GAAP metric.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2022 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), the most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. In particular, we are unable to forecast the magnitude of share-based compensation expense and foreign currency transaction gains or losses as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP metrics in the future.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, November 9, 2022 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com.
Key Performance Indicators and Non-GAAP Metrics
This press release and the accompanying tables contain certain key performance indicators and non-GAAP metrics: GMV, Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, Free Cash Flow, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share. These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share have limitations as analytical tools in that they do not reflect certain cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized or cash payments for taxes. Management compensates for these limitations by relying on our GAAP results in addition to using these non-GAAP metrics as supplemental measures of our performance. The non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. Non-GAAP financial metrics should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP metrics together with a reconciliation to the most comparable U.S. GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define Gross Merchandise Volume ("GMV") as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.

We define Adjusted EBITDA as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.

We define non-GAAP gross profit as GAAP gross profit adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, if applicable. Non-GAAP gross profit margin represents Non-GAAP gross profit expressed as a percentage of revenue.

We define non-GAAP cost of revenue as GAAP cost of revenue adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, if applicable.

We define non-GAAP operating expenses by line item as GAAP operating expenses adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, where applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash payments for property and equipment and capitalized software development costs.

We define non-GAAP net profit (loss), which is used to compute non-GAAP net profit (loss) per share, as GAAP net profit (loss) adjusted to remove the effects of unique or non-recurring items such as remeasurement losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights, as well as non-cash expenses such as depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, which is used to compute non-GAAP net profit (loss) per share, as GAAP weighted average shares used to compute net profit (loss) per share, adjusted to reflect the ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.

Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, Free Cash Flow, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share are non-GAAP metrics that management and our board of directors use as a supplemental measure of our performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business. Additionally, we provide Free Cash Flow because it is a non-GAAP liquidity measure that we believe provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Free Cash Flow is limited, however, because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
See the tables below for reconciliations of these non-GAAP financial metrics to the most directly comparable GAAP metrics.
Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements, including statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2022, future growth potential in new industries and new geographies, internal modeling assumptions, expectations as to our new merchant pipeline and upsell opportunities, expectations as to the impact of cost reduction measures, and business plans and strategy, reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our limited operating history and ability to manage our growth; our history of net losses and anticipated increasing operating expenses; our ability to achieve profitability; our ability to maintain and enhance our brand; our ability to attract new merchants, retain existing merchants and increase the sales of our products to existing enterprises; our dependence on the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud; changes in laws and regulations related to the use of credit cards, such as PSD2, which have and may continue to impact our GMV and to change or reduce the use cases for our products; our ability to successfully implement our business plan in light of macroeconomic conditions, such as economic downturn, changes in consumer behavior (including as a result of COVID-19 related restrictions and macroeconomic conditions, including the rising inflationary environment), global supply chain issues and other factors that may impact eCommerce volumes and that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective or do not operate properly; our ability to predict our future revenue given our lengthy sales cycles; seasonality; our ability to operate in a highly competitive industry; merchant concentration; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to develop enhancements to our products; our dependence on our executive officers and senior management, and our ability to attract new talent, particularly in Israel; our limited experience in determining the optimal pricing for our products; our ability to obtain additional financing on favorable terms or at all; our reliance on Amazon Web Services; our ability to detect errors, defects or disruptions in our platform; our ability to protect our merchants' and their consumers’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to expand into markets outside the United States; our ability to effectively expand our sales force to facilitate revenue growth; the concentration of our voting power as a result of our dual class structure; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on February 25, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Correction of Immaterial Error

In preparing the consolidated financial statements as of and for the year ended December 31, 2021, we identified an immaterial error in our previously issued Q3 2021 earnings release relating to the recognition of share-based compensation expense. Accordingly, the Q3 2021 figures presented herein include the correction of the error. We evaluated the error and determined that the related impacts were not material. The correction does not impact our 2021 results as presented in our Annual Report on Form 20-F, filed with the SEC on February 25, 2022.
About Riskified

Riskified empowers businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless. We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us. Learn more at riskified.com.

Investor Relations: Chett Mandel | chett.mandel@riskified.com

Corporate Communications: press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of September 30, 2022	As of December 31, 2021

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$294,853	$418,143
Restricted cash	2,578	6,984
Short-term deposits	186,859	85,132
Accounts receivable, net	30,507	35,477
Prepaid expenses and other current assets	6,869	19,338
Total current assets	521,666	565,074
Property and equipment, net	18,827	16,968
Operating lease right-of-use assets	36,212	—
Deferred contract acquisition costs	13,149	11,630
Other assets, noncurrent	8,940	6,962
Total assets	$598,794	$600,634
Liabilities, Convertible Preferred Shares, and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,350	$228
Accrued compensation and benefits	20,295	24,748
Guarantee obligations	9,767	12,112
Provision for chargebacks, net	10,711	12,020
Operating lease liabilities, current	6,488	—
Accrued expenses and other current liabilities	18,871	13,306
Total current liabilities	68,482	62,414
Operating lease liabilities, noncurrent	32,390	—
Other liabilities, noncurrent	7,535	9,359
Total liabilities	108,407	71,773
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of September 30, 2022 and December 31, 2021; 94,981,604 and 75,909,531 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of September 30, 2022 and December 31, 2021; 74,284,784 and 88,055,520 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	831,909	775,249
Accumulated other comprehensive profit (loss)	(2,797)	176
Accumulated deficit	(338,725)	(246,564)
Total shareholders’ equity	490,387	528,861
Total liabilities, convertible preferred shares, and shareholders’ equity	$598,794	$600,634

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenue	$63,172	$52,533	$181,949	$159,308
Cost of revenue	30,493	28,250	88,296	73,095
Gross profit	32,679	24,283	93,653	86,213
Operating expenses:
Research and development	17,452	14,251	53,512	38,384
Sales and marketing	20,534	19,512	66,555	46,996
General and administrative	20,685	18,110	65,191	33,422
Total operating expenses	58,671	51,873	185,258	118,802
Operating profit (loss)	(25,992)	(27,590)	(91,605)	(32,589)
Interest income (expense), net	3,123	145	5,116	214
Other income (expense), net	(1,133)	(64,601)	(1,209)	(122,888)
Profit (loss) before income taxes	(24,002)	(92,046)	(87,698)	(155,263)
Provision for (benefit from) income taxes	1,867	(359)	4,463	565
Net profit (loss)	$(25,869)	$(91,687)	$(92,161)	$(155,828)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	121	—	(2,973)	—
Comprehensive profit (loss)	$(25,748)	$(91,687)	$(95,134)	$(155,828)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.15)	$(0.82)	$(0.55)	$(3.31)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	168,798,761	111,164,396	166,598,745	47,073,853

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(25,869)	$(91,687)	$(92,161)	$(155,828)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	504	(42)	(1,191)	(25)
Provision for (benefit from) account receivable allowances	210	195	35	273
Depreciation and amortization	1,010	655	2,938	1,787
Amortization of deferred contract costs	1,642	1,107	4,536	2,845
Remeasurement of convertible preferred share warrant liabilities	—	64,401	—	101,413
Remeasurement of convertible preferred share tranche rights	—	—	—	21,260
Share-based compensation expense	15,711	13,176	52,234	18,302
Non-cash operating lease right-of-use asset changes	1,161	—	3,299	—
Changes in accrued interest on short-term deposits	(319)	—	(974)	—
Ordinary share warrants issued to a customer	384	362	1,151	394
Other	29	30	136	30
Changes in operating assets and liabilities:
Accounts receivable	(2,490)	2,336	4,860	13,357
Deferred contract acquisition costs	(2,510)	(1,462)	(5,008)	(3,707)
Prepaid expenses and other assets	119	(4,376)	7,054	(10,928)
Accounts payable	544	573	2,151	1,185
Accrued compensation and benefits	1,763	1,907	(3,822)	2,241
Guarantee obligations	(3)	(1,457)	(2,345)	(3,991)
Provision for chargebacks, net	1,077	1,208	(1,309)	(2,387)
Operating lease liabilities	1,385	—	(985)	—
Accrued expenses and other liabilities	2,870	1,528	7,247	7,522
Net cash provided by (used in) operating activities	(2,782)	(11,546)	(22,154)	(6,257)
Cash flows from investing activities:
Purchases of short-term deposits	(143,789)	(85,000)	(335,753)	(110,000)
Maturities of short-term deposits	149,789	24,979	235,000	38,985
Purchases of property and equipment	(434)	(3,123)	(3,413)	(4,217)
Capitalized software development costs	(563)	(238)	(1,535)	(728)
Net cash provided by (used in) investing activities	5,003	(63,382)	(105,701)	(75,960)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares and warrants, net of issuance costs	—	—	—	26,781
Proceeds from exercise of share options	828	1,908	3,009	2,467
Proceeds from initial public offering, net of underwriting discounts and commissions	—	392,273	—	392,273
Proceeds from cash exercise of series E-1 warrants	—	6,489	—	6,489
Payments of deferred offering costs	(14)	(1,345)	(204)	(3,375)
Net cash provided by (used in) financing activities	814	399,325	2,805	424,635
Net increase (decrease) in cash, cash equivalents, and restricted cash	3,035	324,397	(125,050)	342,418
Effects of exchange rates on cash, cash equivalents, and restricted cash	(722)	—	(2,646)	—
Cash, cash equivalents, and restricted cash—beginning of period	295,118	124,678	425,127	106,657
Cash, cash equivalents, and restricted cash—end of period	$297,431	$449,075	$297,431	$449,075

Reconciliation of Non-GAAP to GAAP Metrics
The following tables reconcile non-GAAP metrics to the most directly comparable GAAP metric and are presented in thousands except for share and per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net profit (loss)	$(25,869)	$(91,687)	$(92,161)	$(155,828)
Provision for (benefit from) income taxes	1,867	(359)	4,463	565
Interest (income) expense, net	(3,123)	(145)	(5,116)	(214)
Other (income) expense, net	1,133	64,601	1,209	122,888
Depreciation and amortization	1,010	655	2,938	1,787
Share-based compensation expense	15,711	13,176	52,234	18,302
Payroll taxes related to share-based compensation	89	—	179	—
Adjusted EBITDA	$(9,182)	$(13,759)	$(36,254)	$(12,500)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
GAAP gross profit	$32,679	$24,283	$93,653	$86,213
Plus: depreciation and amortization	177	159	521	435
Plus: share-based compensation expense	183	73	477	136
Plus: payroll taxes related to share-based compensation	2	—	4	—
Non-GAAP gross profit	$33,041	$24,515	$94,655	$86,784
Gross profit margin	52%	46%	51%	54%
Non-GAAP gross profit margin	52%	47%	52%	54%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
GAAP cost of revenue	$30,493	$28,250	$88,296	$73,095
Less: depreciation and amortization	177	159	521	435
Less: share-based compensation expense	183	73	477	136
Less: payroll taxes related to share-based compensation	2	—	4	—
Non-GAAP cost of revenue	$30,131	$28,018	$87,294	$72,524

GAAP research and development	$17,452	$14,251	$53,512	$38,384
Less: depreciation and amortization	387	199	$1,120	$551
Less: share-based compensation expense	2,538	951	$7,421	$2,789
Non-GAAP research and development	$14,527	$13,101	$44,971	$35,044

GAAP sales and marketing	$20,534	$19,512	$66,555	$46,996
Less: depreciation and amortization	245	178	731	484
Less: share-based compensation expense	3,872	4,407	14,076	6,204
Less: payroll taxes related to share-based compensation	41	—	99	—
Non-GAAP sales and marketing	$16,376	$14,927	$51,649	$40,308

GAAP general and administrative	$20,685	$18,110	$65,191	$33,422
Less: depreciation and amortization	201	119	$566	$317
Less: share-based compensation expense	9,118	7,745	$30,260	$9,173
Less: payroll taxes related to share-based compensation	46	—	76	—
Non-GAAP general and administrative	$11,320	$10,246	$34,289	$23,932

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(2,782)	$(11,546)	$(22,154)	$(6,257)
Purchases of property and equipment	(434)	(3,123)	(3,413)	(4,217)
Capitalized software development costs	(563)	(238)	(1,535)	(728)
Free Cash Flow	$(3,779)	$(14,907)	$(27,102)	$(11,202)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net profit (loss)	$(25,869)	$(91,687)	$(92,161)	$(155,828)
Remeasurement of convertible preferred share warrant liabilities	—	64,401	—	101,413
Remeasurement of convertible preferred share tranche rights	—	—	—	21,260
Depreciation and amortization	1,010	655	2,938	1,787
Share-based compensation expense	15,711	13,176	52,234	18,302
Payroll taxes related to share-based compensation	89	—	179	—
Non-GAAP net profit (loss)	$(9,059)	$(13,455)	$(36,810)	$(13,066)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.15)	$(0.82)	$(0.55)	$(3.31)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.05)	$(0.08)	$(0.22)	$(0.08)

Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	168,798,761	111,164,396	166,598,745	47,073,853
Add: Non-GAAP weighting adjustment for Class A and B ordinary shares issued in connection with IPO	—	50,788,044	—	113,924,282
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted(1)	168,798,761	161,952,440	166,598,745	160,998,135
(1) Weighted-average shares used in computing non-GAAP net profit (loss) per share reflect the Class A and B ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.